CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Earnings from continuing operations	$26,922		$154,739
Income taxes	17,328		67,116
Earnings from continuing operations before income taxes	$44,250		$221,855
Fixed charges:
Interest	$19,641		$71,959
Amortization of debt expense, premium, net	802		3,227
Portion of rentals representative of an interest factor	125		489
Interest of capitalized lease	100		488
Total fixed charges	$20,668		$76,163
Earnings from continuing operations before income taxes	$44,250		$221,855
Plus: total fixed charges from above	20,668		76,163
Plus: amortization of capitalized interest	128		511
Earnings from continuing operations before income taxes and fixed charges	$65,046		$298,529
Ratio of earnings to fixed charges	3.15	X	3.92	X